Americas Wind Energy Corporation

August 26, 2010

Securities and Exchange Commission
100 F Street NE
Washington DC 20549 – 6010

Attention:	Kristin Lochhead
Brian Cascio

Re:	Americas Wind Energy Corp.
Form 10-K for the fiscal year ended July 31, 2009
Filed November 12, 2009
Form 10-Q for the fiscal period ended January 31, 2010
File No. 000-50861

Dear Ms. Lochhead

The response to your letter of August 6, 2010 is attached for your review.

If the comments and proposed actions meet with your approval we will file the revisions as requested.

Thank you.

Yours truly,

H. C. F. Dickout
CEO
Americas Wind Energy Corp.
24 Palace Arch Drive
Toronto, ON Canada M9A 2S1

24 Palace Arch Drive	Phone (416) 233.5670
Toronto, ON	Fax (416) 233.6493
Canada M9A 2S1	Email hald@awe-wind.com